12235 El Camino Real, Suite 200 San Diego, CA 92130-3002 PHONE 858.350.2300 FAX 858.350.2399 www.wsgr.com

June 8, 2018

Via EDGAR and Overnight Delivery
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Irene Paik
Erin Jaskot

Re:	Vital Therapies, Inc.
Registration Statement on Form S-3
Filed May 25, 2018
File No. 333-225230
Dear Ms. Paik:
On behalf of our client, Vital Therapies, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 5, 2018 and relating to the Company’s Registration Statement on Form S-3 (File No. 333-225230) filed with the Commission on May 25, 2018 (the “Registration Statement”). The Company has also further revised the Registration Statement in response to the Staff’s comments in respect of the Registration Statement (the “Amended Registration Statement”) and is filing concurrently with this letter the Amended Registration Statement, which reflects these revisions and updates. For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and the Amended Registration Statement (including a version of the Amended Registration Statement marked against the Registration Statement), in care of Ms. Paik.
In this letter, we have recited the comments from the Staff in bold italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Amended Registration Statement. Except as otherwise specifically indicated, page references herein correspond to the page of the Amended Registration Statement.

AUSTIN BEIJING BOSTON BRUSSELS HONG KONG LOS ANGELES NEW YORK PALO ALTO
SAN DIEGO SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC WILMINGTON, DE

U.S. Securities and Exchange Commission
June 8, 2018

Registration Statement on Form S-3 filed May 25, 2018
Information Incorporated by Reference, page 32

1.	Please revise your disclosure here and on page S-18 to incorporate by reference your current report on Form 8-K filed May 24, 2018. Refer to Item 12(a)(2) of Form S-3.

Such disclosure has been made on pages 32 and S-18 to reflect the Staff’s comment.
Exhibits

2.
Please list a statement of eligibility of trustee for each of the indentures as an Exhibit 25 to your registration statement. See Item 601(b)(25) of Regulation S-K. If you wish to designate the trustees on a delayed basis, as permitted by Section 305(b)(2) of the Trust Indenture Act, please indicate that you will separately file the Form T-1 under the electronic form type “305B2” in the notes to the index. For further guidance, please refer to Trust Indenture Act of 1939 C&DIs Questions 206.01 and 220.01.

Exhibits 25.1 and 25.2 have been added to the list of Exhibits, and the notes to the index reference that the Form T-1 will be filed under the electronic form type “305B2.”
***
Please direct any questions regarding the Company’s responses or the Amended Registration Statement to me at (858) 350-2392 or thornish@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Thomas E. Hornish

Thomas E. Hornish

cc:	Russell J. Cox, CEO, Vital Therapies, Inc.
Michael V. Swanson, CFO, Vital Therapies, Inc.
John Dunn, General Counsel, Vital Therapies, Inc.